Todd J. Emmerman
todd.emmerman@kattenlaw.com
212.940.8873 direct
212.894.5873 fax

June 8, 2009

Via Edgar Transmission and Federal Express

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Dieter King

Re:	Essex Rental Corp. Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 Filed on May 21, 2009 File No.: 333-138452

Dear Mr. King:

Set forth below is the response on behalf of Essex Rental Corp. (“Essex”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 5, 2009 (the “Comment Letter”), concerning Essex’s Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) on Form S-3 to Essex’s Registration Statement on Form S-1, filed with the Commission on May 21, 2009.  For your convenience and to facilitate your review, we have set forth the comment of the Staff contained in the Comment Letter followed by our response to such comment. In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to Essex.

General

1.	Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

Response:  No offers or sales were made pursuant to Essex’s Registration Statement on Form S-1 (File No. 333-138452), filed with the Commission on November 6, 2006, as amended on December 28, 2006, February 9, 2007, February 16, 2007 and February 28, 2007, during the period in which the financial statements were not current.

Dieter King
June 8, 2009

If you have any questions regarding our response or Essex’s Post-Effective Amendment, please feel free to call me (212-940-8873).

Sincerely yours,

/s/ Todd J. Emmerman
Todd J. Emmerman